May 29, 2019

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Barbara Jacobs

Re:	Linx S.A.
Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted on May 10, 2019
CIK No. 0001770883

Dear Ms. Jacobs:

On behalf of our client, Linx S.A., a company organized under the laws of Brazil (the “Company”), we publicly file herewith the registration statement on Form F-1 (the “Registration Statement”), amending the above-referenced first amendment (“Amendment No. 1”) to the draft registration statement on Form F-1 (the “Draft Registration Statement”) via the EDGAR system of the Securities and Exchange Commission (the “Commission”).  The Draft Registration Statement was confidentially submitted to the Commission on March 29, 2019 and Amendment No. 1 was confidentially submitted to the Commission on May 10, 2019.  In this letter, we set forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated May 28, 2019 (the “Comment Letter”).  In addition to the amendments to Amendment No. 1 made in response to the Comment Letter, the Company has also made updates to Amendment No. 1 and is publicly filing with this letter the Registration Statement to include certain other information and data to reflect new developments since May 10, 2019.

We are providing by overnight delivery a courtesy package that includes four copies of the Registration Statement, two of which have been marked to reflect revisions from Amendment No. 1 as well as copy of this letter.

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the responses to each comment set forth immediately under the comment.  The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Comment Letter from the Staff.  All page numbers referenced in the responses refer to page numbers in the Registration Statement.  Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Cover Page

1.                                     Your response to prior comment 1 and your revised disclosure indicates that the price per common share and the price per ADS will be determined based on the book building process and the closing price of the company’s common shares on the B3 on the pricing date of the global offering. Please clarify that you will provide a price range for the ADSs.  Alternatively, please tell us why you do not believe this information is material.

Response:

The Company respectfully acknowledges the Staff’s comment and further advises the Staff that it has determined that the ADS offering price will be based on a bookbuilding process and the closing price of the Company’s common shares on the B3 on the pricing date of the global offering after negotiation with underwriters. The rationale for the requirement in Item 501(b)(3) of Regulation S-K that non-reporting issuers provide a bona fide estimate of the range of the maximum offering price for the equity securities offered to investors is to provide such investors with an understanding of the range of valuation at which such securities are to be sold where there is no established market for such securities. However, the Company respectfully notes that where a foreign private issuer is registering ADSs which are representative of securities that are actively traded on a foreign exchange, the Staff has not historically required a price range to be included on the cover page of the preliminary prospectus, since the market price in the new market (here, the NYSE) will be priced based on the market price therefor in the established foreign market (here, B3 stock exchange in Brazil).  In accordance with instructions to Item 501(b)(3) of Regulation S-K, the Company has included in its registration statement the most recent market price on B3 for its common shares, as well as the dollar-equivalent thereof based on the exchange rate as of a recent date. In order to address the Staff’s comment, the Company has amended disclosure to add reference to the ADS equivalent thereof reflecting the common share:ADS ratio to be determined prior to the launch of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 75

2.                                     We note your response to prior comment 6. Please revise to disclose whether there are other material sources that contributed to the increase in your subscription revenues during the year ended December 31, 2018. In this respect, you only appear to provide qualitative and quantitative disclosures for approximately 64% of the increase in your subscription revenues during the year ended December 31, 2018. In addition, revise to explain whether there are any offsets to the material factors identified for the increase in your subscription revenues during the year ended December 31, 2017. In this respect, your disclosures indicate that your subscription revenues increased by R$80.6 million during the year ended December 31, 2017 mainly from an increase of R$75.8 million attributable to your ongoing cross-selling efforts to expand additional products to existing customers and R$28.4 million attributable to the impact of acquisitions.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement on page 78 to include a discussion of an additional material source contributing to the increase in its subscription revenue during the year ended December 31, 2018 and respectfully informs the staff that there were no offsets to the material factors identified for the increase in subscription revenues during the year ended December 31, 2018.  The Company has also revised the disclosure in the Registration Statement on page 81 to correct the erroneous amount previously disclosed in Amendment No. 1 and to disclose an offset to the material factors identified for the increase in its subscription revenue during the year ended December 31, 2017.

3.                                     Your response to prior comment 7 indicates that you deleted the reference to the change in net operating revenue attributable to changes in the number of your customers during the relevant period since your accounting records cannot quantify the increase or decrease in net operating revenue attributable to a specific change in the number of customers. Please revise to disclose the number of customers for each period presented. This appears to be important information necessary to understanding your business and operating results.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement on pages 6 and 105 to disclose the total number of customers for each period presented.

Description of Capital Stock Arbitration, page 162

4.                                     You state that your company and shareholders, among others are required to resolve disputes through arbitration proceedings before the Chamber of Market Arbitration.

Please revise your disclosure to provide a description of the arbitration provision and any effects on the rights of ADS holders to pursue claims under United States federal securities laws.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in the Registration Statement on page 162 to clarify that the Company’s bylaws contain the entirety of the Novo Mercado’s requirements in relation to mandatory arbitration, as replicated in the disclosure, and that the mandatory arbitration provision does not impact the rights of the holders of ADSs to pursue claims under the federal securities laws of the United States.

Consolidated Financial Statements 3.13 Revenue from contracts with clients, page F-75

5.                                     Your revised disclosures in response to prior comment 17 indicate that consulting services (implementation, installation, customization and training services) are recognized as rendered and billed on a per-hour basis. Please further clarify the nature of your implementation, installation and customization services. Explain in detail how you determined that the consulting services are a separate stand-alone performance obligation. Describe the significant judgments you made in determining that the consulting services are a separate stand-alone performance obligation.

Response:

When the Company evaluates a customer contract under IFRS 15, the Company assesses whether or not the promised goods or services are separate performance obligations if they are:  distinct (by themselves or part of a bundle) or part of a series of distinct promised goods or services that are substantially the same and have the same pattern of transfer to the customer.  In doing so the Company follows the guidance in paragraphs 27 and 29 of IFRS 15 and also example 11 included in paragraphs IE 49 through IE 58 of such standard.  The most significant elements in the Company’s analysis related to implementation, installation and customization services consist in determining if the services are separately identified, are able to be provided by others than the Company and to which extent a modification or customization modify the software itself.

In the typical arrangement with a customer, the Company signs the subscription service agreement and a separate agreement for consulting services such that the two performance obligations are separate and distinct within the contract to the customer. Generally, the consulting services contract only specifies the number of consulting hours to be purchased/used by the customer at their direction as the customer decides how and when the hired consulting hours will be delivered. However, to be clear, there is no requirement for the customer to purchase any consulting services as the subscription software functionality does not change and will function without the Company’s consulting services.

The implementation and installation services, for example, typically include: (i) the setup of the customer’s store, (ii) the assessment if the customer’s hardware has the minimum configuration for the software to run and (iii) an assessment of the parameterization (tick the box) of  the software for tax rules and the retailers business rules.  The customer can utilize internal resources, the Company or an independent sales agent to implement and install the subscription service. In the case of OMS software implementation, typically the customer’s pilot stores are implemented by the customer’s IT team and supervised by Linx, and subsequently the roll-outs are 100% performed by the customer. The consulting services are routinely performed by other entities and do not significantly modify the software (subscription service).  The subscription service remains functional without the consulting services.

The customization services typically include, for example, (1) the creation of new reports, (2) changing the color of the software program’s background or (3) the addition of the client’s logo in the POS screen. The customization is not necessary for software implementation and there is no code change in the software. These types of services are considered to fit the services described in paragraphs IE 49 of IFRS 15. The mix of services will depend on the customer’s needs and their IT department’s capacity.  Generally, these services are very short term in nature (generally 3 days) and can be provided by the customer’s internal IT department or another of Linx’s value-added independent agents.   The services do not change the functionality of the software.

The Company also considers the factors in paragraph 27 of IFRS 15 and determines that the promise to transfer each service to the customer is separately identifiable from each of the other promises (thus the criterion in paragraph 27(b) of IFRS 15 is met). In particular, the entity observes that the implementation/installation/customization services do not significantly modify or customize the software itself and, as such, the software and the installation service are separate outputs promised by the entity instead of inputs used to produce a combined output. The consulting services in our typical contracts are not considered to fit the characteristics of customization identified in paragraphs IE 54 through IE 58 of the standard.

Additionally, if the Company has a contract in which the consulting services are significant to functionality of the subscription service such that the customer is expecting a customized combined solution as the services are not distinct in accordance with paragraph 29(b) of IFRS 15, the Company would account for the combined solution as one performance obligation. Since the adoption of IFRS 15 the Company has not entered into any contracts with significant customization performed by Linx.

* * *

The Company would be grateful if the Staff provided any comments to the revised Registration Statement at its earliest convenience so that the Company may provide any additional responses required.

Please do not hesitate to contact John Guzman at +55 (11) 3147-5607 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

cc:           Alberto Menache, Chief Executive Officer, Linx S.A.